Exhibit 99.5

WiMi Hologram Cloud Inc. Announces Pricing of $83.8 million Registered Direct Offering

BEIJING, March 23, 2021 /PRNewswire/ - WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram Augmented Reality (“AR”) Technology provider, today announced that it entered into securities purchase agreements with certain institutional investors in connection with a registered direct offering of an aggregate of 11,173,335 units at a purchase price of US$7.50 per unit for a total offering size of approximately US$83.8 million. Each unit consists of one American Depositary Shares (the “ADSs”), each representing two Class B ordinary shares of the Company, and 0.4 warrant to purchase one ADS at an exercise price of US$8.60 per ADS, subject to adjustments. The warrants will be exercisable immediately after the date of issuance (the “Initial Exercise Date”) and will expire two years after the Initial Exercise Date.

The closing of the offering is expected to take place on or about March 25, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital Inc. and The Benchmark Company, LLC, are acting as Exclusive Placement Agents in connection with the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company’s securities described above are being offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-254461), that was previously filed with the Securities and Exchange Commission (“SEC”) on March 18, 2021, subsequently amended and declared effective on March 22, 2021, and by means of a prospectus a copy of which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting The Benchmark Company, LLC, via email at prospectus@benchmarkcompany.com or at 150 East 58th Street, 17th Floor, New York, New York 10155, United States.

For further details of this transaction, please see the Company’s 6-K to be filed with the SEC.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The offering is subject to market and other conditions and there can be no assurance that the offering will be completed or as to the actual size or terms of the offering.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Jack Wang

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com